January 13, 2009

U.S. Securities and Exchange Commission:

Please disregard the filing of accession number 0000728889-10-000013, with CIK number 0001368087, for Oppenheimer Baring SMA International Fund filed on January 12, 2010. That filing, an Application for Deregistration on Form N-8F, was filed in error under an incorrect CIK number. We did not intend to apply for deregistration on behalf of Oppenheimer Baring SMA International Fund.

Please contact me at 303-768-1026 if you have any questions or need additional information.

Sincerely,

/s/ Randy Legg
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Randy Legg
Vice President & Associate Counsel
OppenheimerFunds, Inc.